FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1 TO

ANNUAL REPORT

of

PROVINCE OF BRITISH COLUMBIA

(Canada)

(Name of Registrant)

Date of end of the fiscal year to which the annual report relates:  March 31, 2014

SECURITIES REGISTERED*

(As of the close of the fiscal year)

	Amounts as to which	Names of exchanges
Title of Issue	registration is effective	on which registered
N/A	N/A	N/A

Name and address of persons authorized to receive notices and communications from the Securities and Exchange Commission:

Nicolas Marion

Canadian Consulate General

1251 Avenue of the Americas

New York, New York 10020

Copies to:

Jason Lehner Shearman & Sterling LLP 199 Bay Street Commerce Court West Suite 4405, P.O. Box 247 Toronto, Ontario Canada M5L 1E8	Ministry of Finance Provincial Treasury Debt Management Branch 620 Superior Street P.O. Box 9423, Stn. Prov. Govt. Victoria, British Columbia Canada V8W 9V1

* The Registrant is filing this annual report on a voluntary basis.

PROVINCE OF BRITISH COLUMBIA

In connection with the issuance by the Province of British Columbia of CNY3,000,000,000 aggregate principal amount of its 2.85% Bonds, Series BCCNY-2, due November 13, 2016 (the “Bonds”), the undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended March 31, 2014 (the “Annual Report”) as follows:

The following additional exhibit is added to the Annual Report:

Exhibit 99.4                     Underwriting Agreement dated as of October 28, 2014, including the names and addresses of the Underwriters.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized, at Victoria, British Columbia, Canada, on the 6th day of November, 2014.

PROVINCE OF BRITISH COLUMBIA
(Name of registrant)

By:	/s/ Darshi Klear
Name:	Darshi Klear
Title:	Executive Director, Debt Management Branch

Exhibit Index

Exhibit 99.4                              Underwriting Agreement dated as of October 28, 2014, including the names and addresses of the Underwriters.